Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

	Fiscal Year(1)
	2016		2015		2014		2013		2012
Earnings Before Provision for Income Taxes	$12,491		$11,021		$9,976		$8,467		$7,221
Less: Capitalized Interest	(1)		(2)		(2)		(2)		(3)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	333		312		312		308		298
Interest Expense	973		921		832		713		635
Adjusted Earnings	$13,796		$12,252		$11,118		$9,486		$8,151
Fixed Charges:
Interest Expense	$973		$921		$832		$713		$635
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	333		312		312		308		298
Total Fixed Charges	$1,306		$1,233		$1,144		$1,021		$933
Ratio of Earnings to Fixed Charges(2)	10.6	x	9.9	x	9.7	x	9.3	x	8.7	x

(1)
Fiscal years 2016, 2015, 2014, 2013 and 2012 refer to the fiscal years ended January 29, 2017, January 31, 2016, February 1, 2015, February 2, 2014 and February 3, 2013, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before provision for income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before provision for income taxes) + (fixed charges) - (capitalized interest)
(fixed charges)